UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER
000-23633

CUSIP NUMBER

681977104

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

1-800 CONTACTS, INC.
Full Name of Registrant

Not Applicable
Former Name if Applicable

66 E. Wadsworth Park Drive
Address of Principal Executive Office (Street and Number)

Draper, Utah 84020
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

1-800 CONTACTS, INC. (the “Registrant”) is not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 within the prescribed time period because it will require additional time to complete accounting and tax valuations related to the sale of certain assets related to the ClearLab businesses to Menicon Co., Ltd., which occurred on June 15, 2007, and the sale of certain other assets related to the ClearLab business to Mi Gwang Contact Lens Co., Ltd. which occurred on June 30, 2007.  The Registrant currently expects to file its Quarterly Report on Form 10-Q within the 5-day extension period afforded by Rule 12b-25.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Robert G. Hunter	(801)	316-5702
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the quarter ended June 30, 2007, the Registrant transferred certain intellectual property and other assets related to its “flat-pack technology” to Menicon Co., Ltd. (“Menicon”), pursuant to an Asset Purchase Agreement by and among 1-800 CONTACTS, ClearLab International Pte. Ltd., Stephen D. Newman, and Menicon (the “Menicon Agreement”).  In addition, during the quarter ended June 30, 2007, the Registrant also transferred certain assets related to 1-800 CONTACTS’ international contact lens manufacturing, distribution, and related operations to Clearlab SG Pte. Ltd., a wholly-owned subsidiary of Mi Gwang Contact Lens Co., Ltd. (collectively, “Mi Gwang”), pursuant to a Purchase Agreement by and among 1-800 CONTACTS and Mi Gwang (the “Mi Gwang Agreement”).  The Registrant previously disclosed the signing of both the Menicon Agreement and the Mi Gwang Agreement in a Current Report on Form 8-K filed with the Securities Exchange Commission (“the SEC”) on June 1, 2007, and disclosed the closing of the transactions contemplated by the Menicon Agreement and Mi Gwang Agreement in Current Reports on Form 8-K filed with the SEC on June 20,, 2007 and July 6, 2007, respectively.

The Registrant anticipates recording a significant tax benefit as a consequence of these transactions.  In addition, the Registrant will report income or loss from discontinued operations relating to its international segment as a consequence of these transactions.  The Registrant has substantially completed its accounting and tax valuations relating to these transactions, but the Registrant’s independent registered public accounting firm has not completed its review.  As a result, the Registrant is unable to provide a reasonable estimate of either the tax benefit or the income or loss from discontinued operations at this time.

Other than as set forth above, the Registrant does not anticipate any significant change in results of operations from the corresponding period for the last fiscal year.

Forward-Looking Statements

This notification of late filing on Form 12b-25 contains forward-looking statements made by the Registrant in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements include all statements which are not purely historical and include, but are not necessarily limited to, statements relating to anticipated tax benefits of the transactions with Menicon and Mi Gwang and statements relating to income or loss from discontinued operations.  All such forward-looking statements are based upon information available to the Registrant as of the date hereof, and the Registrant disclaims any intention or obligation to update any such forward-looking statements.  Actual results could differ materially from current expectations.  Factors that could cause or contribute to such differences include, among others, the risks and uncertainties identified in “Risk Factors” and elsewhere in the Registrant’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed since the filing of the Registrant’s Form 10-K with the SEC.

1-800 CONTACTS, INC.

(Name of Registrant as Specified in Charter)

The registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Robert G. Hunter
Robert G. Hunter
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).